                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             ABLE LABORATORIES, INC.
                            (formerly Dynagen, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00371N 10 0
                                 (CUSIP Number)


                                  James C. Gale
           126 East 56th Street, 24th Floor, New York, New York 10022,
                                  212-907-0789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00371N 10 0                  13D                  Page 2 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corporate Opportunities Fund, L.P.
            Corporate Opportunities Fund (Institutional), L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions) WC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER                 1,861,578
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            1,861,578
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,861,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.91%

14       TYPE OF REPORTING PERSON (See Instructions)          PN

CUSIP NO. 00371N 10 0                   13D                   Page 3 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corporate Opportunities Fund, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)     WC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware limited partnership

NUMBER OF                   7        SOLE VOTING POWER                 291,337
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            291,337
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            291,337

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.45%

14       TYPE OF REPORTING PERSON (See Instructions)          PN

CUSIP NO. 00371N 10 0                  13D                    Page 4 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corporate Opportunities Fund (Institutional), L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)     WC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER                 1,570,241
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            1,570,241
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,570,241

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.99%

14       TYPE OF REPORTING PERSON (See Instructions)          PN

CUSIP NO. 00371N 10 0                    13D                  Page 5 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               SMM Corporate Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]



3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

               WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]



6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware limited liability company


NUMBER OF                   7        SOLE VOTING POWER                 1,861,578
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            1,861,578
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,861,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            13.91%


14       TYPE OF REPORTING PERSON (See Instructions)                   OO

CUSIP NO. 00371N 10 0                 13D                     Page 6 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sanders Morris Harris Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

             WC


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)   [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF                   7        SOLE VOTING POWER                 1,861,578
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            1,861,578
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,861,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             13.91%


14       TYPE OF REPORTING PERSON (See Instructions)         CO

CUSIP NO. 00371N 10 0                13D                      Page 7 of 16 Pages

1       NAMES OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James C. Gale

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                    (a) [_]
                                                               (b) [_]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions)

           WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF                   7      SOLE VOTING POWER                1,922,194
SHARES
BENEFICIALLY                8      SHARED VOTING POWER              None
OWNED BY
EACH                        9      SOLE DISPOSITIVE POWER           1,922,194
REPORTING
PERSON
WITH                       10      SHARED DISPOSITIIVE POWER        None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,922,194

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.33%


14      TYPE OF REPORTING PERSON (See Instructions)                 IN

CUSIP NO. 00371N 10 0                13D                      Page 8 of 16 Pages

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.01 par value (the "Shares"), of Able Laboratories, Inc., a Delaware corporation(formerly known as Dynagen, Inc.). The principal executive office of the issuer of such securities is located at 200 Highland Avenue, Suite 301, Needham, Massachusetts 02494.

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. ("COF")and Corporate Opportunities Fund (Institutional), L.P. ("COFI and, together with COF, the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation ("SMH Group"). Sanders Morris Harris is a registered broker/dealer.

     Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP NO. 00371N 10 0                13D                      Page 9 of 16 Pages

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

     On August 16, 2001, COF purchased 25,025 shares of the Series Q Preferred Stock, $.01 par value ("Series Q Preferred"), of the Issuer for an aggregate consideration of $2,502,500 and COFI purchased 4,965 shares of Series Q Preferred for an aggregate consideration of $496,500. The source of these funds was working capital of the Funds. A total of 61,150 shares of Series Q Preferred were issued. The Series Q Preferred shares originally issued and outstanding are convertible into common stock at a conversion price of approximately $58.70 per share.

     On June 5, 2002, COF and COFI loaned the Issuer $313,000 and $1,687,000, respectively. Such loans are due on June 14, 2004 and bear interest at the rate of 12% per annum. In connection with such loans COF and COFI were issued warrants to purchase 23,162 and 124,838 shares of common stock, respectively, at $5.10 per share.

     In December, 2001, the James C. Gale Trust F/B/O Ariana J. Gale purchased 41,667 shares of common stock for $0.24 per share.

Item 4.  Purpose of Transaction.

     The Funds acquired the 30,000 shares of Series Q Preferred and warrants to purchase 148,000 shares of common stock for general investment purposes.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Dividends on the Series Q Preferred accrue at a rate of 8.00% per annum based on the original purchase price of $100 per share, and are payable semi-annually provided that the Issuer reports a positive operating profit for such period. The Series Q Preferred ranks on a parity with the Series N and O preferred stock of the Issuer and senior to all other outstanding series of preferred stock of the Issuer as to dividends. All dividends on the Series Q Preferred must be paid prior to payment of any dividends on the Common Stock. The Series Q Preferred has parity with the Series O Preferred Stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to all other series of preferred stock and to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series

CUSIP NO. 81787Q 10 4                13D                     Page 10 of 16 Pages

Q Preferred votes on an as converted basis together with the Common Stock as a single class (with each share of Series Q Preferred Stock casting a number of votes equal to the number of shares of Common Stock into which it is convertible).

     For so long as at least 50% of the shares of Series Q Preferred originally issued remain outstanding, during any period in which one or more conditions described below shall exist, the holders of Series Q Preferred are entitled tom elect a majority of the directors of the Issuer. The conditions include: (1) default by the Issuer on any material amount of indebtedness, (2) failure to convert the Series Q Preferred in accordance with its terms, and (3) failure of the Issuer to report positive operating profits for any two fiscal quarters during any fiscal year beginning January 1, 2002.

     The shares of Series Q Preferred are subject to mandatory early conversion into shares of Common Stock, in whole or in part, subsequent to August 16, 2006 if no convertible securities issued by the Issuer with floating conversion rates are outstanding, and upon certain other in specified events.

     Subject to the foregoing, the Funds have acquired all securities of the Issuer that they presently own as an investment. The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 00371N 10 0                13D                     Page 11 of 16 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                           Aggregate Number of     Percentage of
     Beneficial Owner                          Shares Owned            Class

Corporate Opportunities Fund, L.P.                291,337(1)            2.45
Corporate Opportunities Fund
      (Institutional), L.P.                     1,570,241(2)           11.99
Corporate Opportunities Fund, L.P.
      and Corporate Opportunities
      Fund (Institutional), L.P.                1,861,578(3)           13.91
SMM Corporate Management, LLC                   1,861,578(4)           13.91
Sanders Morris Harris Inc.                      1,861,578(5)           13.91
James C. Gale                                   1,922,194(6)           14.33

(1) Includes 10,955 shares owned directly, 257,220 shares of common stock issuable upon conversion of 4,382 shares of Series Q Preferred that are immediately convertible into Common Stock, and 23,162 shares of common stock issuable upon exercise of common stock purchase warrants.

(2) Includes 59,045 shares owned directly, 1,386,358 shares of common stock issuable upon conversion of 23,618 shares of Series Q Preferred that are immediately convertible into Common Stock, and 124,838 shares of common stock issuable upon exercise of stock purchase warrants.

(3) Includes 70,000 shares owned directly, 1,643,578 shares of common stock issuable upon conversion of 28,000 shares of Series Q Preferred that are immediately convertible into Common Stock, and 148,000 shares of common stock issuable upon exercise of common stock purchase warrants.

(4)  Includes shares beneficially owned by the Funds.

(5) Includes shares beneficially owned by the Funds and SMM Corporate Management, LLC.

(6) Includes shares beneficially owned by the Funds and SMM Corporate Management, LLC, 29,349 shares of common stock issuable upon conversion of 500 shares of Series Q Preferred beneficially owned by Mr. Gale, and 31,267 shares of common stock owned by the James C. Gale Trustee F/B/O Ariana J. Gale ("James Gale Trusteee").

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to
Item 2 do not beneficially own any shares of Common Stock of the Issuer.

CUSIP NO. 81787Q 10 4               13D                     Page 12 of 16 Pages

         (c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

         On December 6, 2002, COF converted 313 shares of Series Q Preferred into 18,371 shares of common stock and COFI converted 1,687 shares of Series Q Preferred into 99,028 shares of common stock.

Identity of           Date of        Type of          Amount of        Where
Person                Transaction    Transaction      Securities     Effected

COF                    12/06/2002       Sale            4,695          OTC
COFI                   12/06/2002       Sale           25,305          OTC
COF                    12/11/2002       Sale            5,321          OTC
COFI                   12/11/2002       Sale           28,679          OTC
COF                    12/11/2002       Sale            3,130          OTC
COFI                   12/11/2002       Sale           16,870          OTC
COF                    12/12/2002       Sale            4,695          OTC
COFI                   12/12/2002       Sale           25,305          OTC
COF                    12/18/2002       Sale              532          OTC
COFI                   12/18/2002       Sale            2,869          OTC
James Gale Trustee     12/30/2002       Sale              400          OTC
James Gale Trustee     01/03/2003       Sale           10,000          OTC

         (d) The Funds have the right to receive all dividends on the Series Q Preferred.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the issuance of the Series Q Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series Q Preferred within 180 days, and to maintain the effectiveness of such registration statement until two years after it is declared effective.

         See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

         Except as stated herein, none of the Funds, SMM Corporate Management, LLC, nor Sanders Morris Harris, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

CUSIP NO. 81787Q 10 4               13D                     Page 13 of 16 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit  Title

  1      Joint Filing Agreement among the reporting persons.

  2 Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock dated as of August 15, 2001. (Incorporate by reference to Exhibit B to Schedule 13D filed on August 31, 2001).

  3 Stock Purchase Agreement dated as of August 16, 2001, between the Issuer and the purchasers of Series Q Preferred. (Incorporate by reference to Exhibit C to Schedule 13D filed on August 31, 2001).

  4 Registration Rights Agreement dated as of August 16, 2001, between the Issuer and the purchasers of Series Q Preferred.(Incorporate by reference to Exhibit D to Schedule 13D filed on August 31, 2001).

CUSIP NO. 00371N 10 0                     13D               Page 14 of 16 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    January 23, 2003

                           Corporate Opportunities Fund, L.P.
                           Corporate Opportunities Fund
                               (Institutional), L.P.

                           By: SMM Corporate Management, LLC

                           By      /s/ James C. Gale
                               ----------------------------------------
                                  James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 23, 2003

Signatures:

SMM Corporate Management, LLC


By      /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By     /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Managing Director


    /s/ James C. Gale
------------------------------------
James C. Gale

-----------
Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 00371N 10 0                    13D                Page 15 of 16 Pages

                                                                     Appendix A

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                               Present Principal Occupation or Employment;
Name                                        Business Address
----                                        ----------------
Ben T. Morris                 President, Chief Executive Officer, and Director
George L. Ball                Chairman of the Board
Robert E. Garrison II         Director, President of Sanders Morris Harris Group
Don A. Sanders                Chairman of the Executive Committee
Titus H. Harris, Jr.          Executive Vice President
Richard C. Webb               Executive Vice President
Anthony J. Barton             Executive Vice President

Peter M. Badger               President of Fixed Income Division
Richard D. Grimes             Executive Vice President
Howard Y. Wong                Chief Financial Officer and Treasurer
Sandy Williams                Secretary

CUSIP NO. 14008M 10 4               13D              Page 16 of 16 Pages

                                                                    Appendix A-1

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                     Business Address
----                                     ----------------
George L. Ball               Director and Chairman of the Board
Ben T. Morris                Director and Chief Executive Officer
Robert E. Garrison II        Director and President
Don A. Sanders               Director, Vice Chairman
Titus H. Harris, Jr.         Director, Executive Vice President of SMH
Donald R. Campbell           Director, retired
W. Blair Waltrip             Director, private investor
John H. Styles               Director, private investor
Nolan Ryan                   Director, private investor
Dan S. Wilford               Director, President and CEO of Memorial Hermann
                                 Healthcare System
Stephen M. Reckling          Chairman and CEO of Pinnacle Management & Trust Co.
Rick Berry                   Chief Financial Officer